Exhibit 99.1

ASX ANNOUNCEMENT 3 December 2025

Results of General Meeting

Sydney, Australia – Wednesday, 3 December 2025 – Radiopharm Theranostics Limited (ASX: RAD; Nasdaq: RADX) advises that all resolutions considered at the General Meeting held today were carried by poll.

In accordance with ASX Listing Rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, details of the proxies received and votes cast in respect of each resolution are attached.

Phillip Hains

Joint Company Secretary

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

Disclosure of Proxy Votes
Radiopharm Theranostics Limited Extraordinary General Meeting Wednesday, 03 December 2025	GPO Box 5193, Sydney, NSW 2001 P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world) F +61 (0)2 8583 3040 E hello@automic.com.au ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 Ratification of prior issue of First Tranche Placement Shares to Placement Participants	P	310,229,670	297,621,056 95.94%	10,828,904 3.49%	674,119	1,779,710 0.57%	585,859,279 98.19%	10,828,904 1.81%	674,119	Carried
2 Approval to issue Second Tranche Placement Shares	P	310,191,235	297,822,621 96.01%	10,588,904 3.41%	762,554	1,779,710 0.57%	303,102,331 96.62%	10,588,904 3.38%	283,721,067	Carried
3 Approval to issue Placement Attaching Options	P	310,191,235	294,895,689 95.07%	13,515,836 4.36%	762,554	1,779,710 0.57%	298,675,399 95.21%	15,015,836 4.79%	762,554	Carried
4 Approval to issue SPP Attaching Options	P	613,812,137	599,101,316 97.60%	12,931,111 2.11%	276,801	1,779,710 0.29%	883,839,539 98.39%	14,431,111 1.61%	276,801	Carried